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                          December 9, 2021

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corp
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed November 29,
2021
                                                            File No. 333-259951

       Dear Mr. He:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-3

       Cover Page

   1. Please revise your cover page disclosure to discuss your dual-class structure and the relative voting rights
of your Class A and Class B common stock, and to quantify the beneficial ownership
and voting power held by holders of Class B common stock holders.
                                                        In addition, disclose
your controlled company status and whether you intend to rely on exemptions from certain
corporate governance requirements. Finally, include an updated beneficial ownership
table that reflects the two classes of securities.
 Xiaowu He
Scienjoy Holding Corp
December 9, 2021
Page 2
Prospectus Summary, page 1

2. We note your disclosure that the Cayman Islands holding company controls and receives
      the economic benefits of the VIE   s business operations through
contractual agreements
      and that those agreements are designed to provide your Wholly Foreign-Owned Enterprise
      (WFOE) with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE.
      However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.
       Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the
      VIE under U.S. GAAP. Additionally, your disclosure should clarify that you will be the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameXiaowu He
                                                            Division of
Corporation Finance
Comapany NameScienjoy Holding Corp
                                                            Office of
Technology
December 9, 2021 Page 2
cc:       Lan Lou
FirstName LastName